UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021
Commission File No. 001-36085

CNH INDUSTRIAL N.V.
(Translation of Registrant's Name Into English)

25 St James’s Street,
London, SW1A 1HA
United Kingdom
Tel. No.: +44 1268 533000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F      X    Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

CNH INDUSTRIAL N.V.

Form 6-K for the month of December 2021

The following exhibit is furnished herewith:

Exhibit 99.1	Press release, dated December 31, 2021, titled: "The Deed of Demerger between CNH Industrial
N.V. and Iveco Group N.V. has been executed."

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            CNH Industrial N.V.

                            By: /s/     Roberto Russo
                            Name: Roberto Russo
                            Title: Chief Legal and Compliance Officer

January 3, 2022

Index of Exhibits

Exhibit	Description of Exhibit
Number	____________________________________________________________________________

Exhibit 99.1	Press release, dated December 31, 2021, titled: "The Deed of Demerger between CNH Industrial
N.V. and Iveco Group N.V. has been executed."